Filed by Guidant Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Subject Company’s Exchange Act File No.: 001-13388

In connection with the proposed merger between Guidant Corporation and Johnson & Johnson, Guidant and Johnson & Johnson will file with the SEC a post-effective amendment to their prospectus/proxy statement. This material is not a substitute for the revised prospectus/proxy statement. Investors are urged to read the revised prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The revised prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the revised prospectus/proxy statement when it becomes available.

The following is a document made available on Guidant's website.

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Q.	Please comment on the timing of the Guidant

transaction.

We are expecting the Guidant transaction to proceed

along the following timeline. These are our current

estimates of timing and are subject to change without notice.

ESTIMATED DATE	STATUS

Merger Agreement Filing - 8K	4Q'05	Filed

S-4 Filing	4Q’05

Proxy Statement/Prospectus	4Q’05
(Mailed to Guidant Shareholders)

Guidant Shareholder vote	1Q’06

Closing	1Q’06

Q.	What are the closing conditions for the Guidant

transaction?

A.	The board of directors of Johnson & Johnson and Guidant have each approved the transaction. It must be approved by holders of a majority of the outstanding shares of Guidant common stock. The

Federal Trade Commission (FTC) has conditionally approved the proposed acquisition. The European Commission has also cleared the transaction.

We do not anticipate further review by the FTC or European

Commission. The transaction is also subject to other customary closing conditions.

Q.	Are there any specific material adverse events that could still affect the Guidant deal?

A.	The agreement has customary closing conditions. The

prospectus/proxy statement we filed with the SEC will describe things in greater detail. Under the Amended Merger Agreement generally, among other things, effects on Guidant's business relating to or arising from Guidant's previously announced product recalls or any related pending or future litigation, regulatory investigations or other developments will no longer provide a basis for not proceeding with the Merger.

Q.	What are the mechanics for shareholders to exchange

their shares?

A.	After the merger is completed, the exchange agent, ComputerShare,

will send a letter of transmittal to each former Guidant stockholder.

The transmittal letter will contain instructions for exchanging shares of Guidant common stock for cash and shares of Johnson & Johnson common stock as provided in the Merger Agreement.